ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2011

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

This Management Discussion and Analysis (“MD&A”) is dated December 23, 2011 and unless otherwise noted, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011 and 2010 and the related notes thereto and the unaudited condensed interim consolidated financial statements for the three months ended April 30, 2011 and 2010 and the related notes thereto for a full disclosure of the policies adopted on the Company’s adoption of International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended October 31, 2011 are not necessarily indicative of the results that may be expected for any future period.

The unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011, include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States Companies.

As of February 1, 2011, the Company adopted IFRS, with an opening transition date of February 1, 2010. The unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011 and 2010 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and, using accounting policies consistent with IFRS. Readers of this MD&A should refer to “Changes in Accounting Policies” below, for a discussion of IFRS and its effect on the Company’s financial presentation.

In this MD&A and the financial statements, the term “Canadian GAAP” refers to Canadian Generally Accepted Accounting Principles before the adoption of IFRS. For more information regarding the implementation of IFRS, please refer to note 20 of the unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011 and 2010 and this MD&A on Conversion to IFRS.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

RECENT DEVELOPMENTS

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky (the “Kentucky Property”). The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe Resources Corporation (“Sharpe”) on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky. See “Related Party Transactions”.

On December 7, 2011, the Company announced that effective December 6, 2011 Mr. Roland Larsen had stepped down as President and Chief Executive Officer of the Company and Mr. Philip Gross, a director of the Company, was appointed Interim President and Chief Executive Officer of the Company.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

On August 26, 2011, the Company’s wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), amended its existing senior secured bridge loan (the “Bridge Loan”) with Waterton Global Value, L.P. (“Waterton”) such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) guaranteed by the Company. Under the Gold Stream Facility, Waterton will make up to $8,000,000 (the “Principal Amount”) available to the Company. The Principal Amount will be repayable in monthly installments commencing August 2012 through to August 2013. Under the Gold Stream Facility, each monthly repayment will be made by the delivery of gold bullion ounces to Waterton, whereby the number of ounces to be delivered shall be based on the then current spot price of gold less an applicable discount or by the payment of the cash equivalent of such number of ounces. Any Principal Amounts drawn under the Facility will accrue interest at 9% per annum. In addition, the Company may owe Waterton a “profit participation” fee under the Gold Stream Facility, depending on the spot price of gold. As at October 31, 2011, $3,801,625 was outstanding under the Gold Stream Facility. The net present value of the additional financing costs associated with the Gold Stream Facility as at October 31, 2011 is $1,182,668 ($1,267,081 undiscounted). These additional financing costs have been expensed in the unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011 and 2011.

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company's flagship Goldwedge property is located southeast of the Round Mountain gold mine in central Nevada. The Goldwedge project continues to be the primary focus of the Company. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Division of Environmental Protection (“NDEP”) for a mine and mill. The Company’s portfolio of gold exploration projects also includes Fondaway Canyon, Piñion and Dixie Comstock. The Company intends to evaluate, explore and develop its Nevada gold projects and, if appropriate, acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

GOING CONCERN

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $2,482,361 and $3,728,000 respectively during the three and nine months ended October 31, 2011 (three and nine months ended October 31, 2010 – net loss of $342,970 and $1,139,092 respectively) and has an accumulated deficit of $41,829,796 (January 31, 2011 - $38,101,796).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to continue to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. The Company’s financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project represents the Company’s most advanced project and is located in the Manhattan district of Nye County, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the NDEP. The Company is completing refurbishment of the on-site processing plant, which was used for the test mining and processing that took place between 2007 and 2008. The process includes primary and secondary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions commenced during April 2007, and continued throughout 2008, using previously extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The plant feed material was processed into gold doré on site. The Company has recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work has concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development is concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. All material is sampled daily and analyzed for gold onsite at the Company’s assay laboratory. In addition, the Company sends samples for analysis to an independent laboratory located offsite.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, this property is now 100% owned by the Company.

The Company has recorded an asset retirement obligation (“ARO”) on its Goldwedge Project in the amount of $165,955, representing the net present value of management’s estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviews calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator (“SRCE”). The SRCE is used by the state in calculating the reclamation bond being requested from the Company.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO’s using a discount rate of 10%.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Project Expenditures

During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Goldwedge Project were $918,143 and $1,787,005 respectively (three and nine months ended October 31, 2010 - $145,085 and $510,831 respectively).

Future Programs

As the Company has now secured financing, management anticipates advancing the production potential on the Goldwedge Project by incurring further exploration and evaluation expenditures and upgrading the processing plant. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

Other Properties

The Piñion property is made up of certain lease agreements to lease certain properties in Elko County, Nevada. During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Piñion property were $47,337 and $63,688 respectively (three and nine months ended October 31, 2010 - $54,705 and $81,995 respectively).

The Fondaway Canyon property is located in Churchill County, Nevada. During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Fondaway Canyon Project were $2,297 and $37,297 respectively (three and nine months ended October 31, 2010 - $23,038 and $58,038 respectively). Adjacent to this property is a parcel of land being leased, known as Darkstar.

Under the guidance of IAS 37, the Company has recorded an ARO on the Kentucky Property in the amount of $90,843 as at October 31, 2011, representing the net present value of the estimated costs to restore the property to its original condition. During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Kentucky Property were $32,088 and $69,815 respectively (three and nine months ended October 31, 2010 - $27,905 and $89,169 respectively). See “Related Party Transactions”.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the NDEP. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests in Nevada. The Company is conducting its operations in a manner that is consistent with governing environmental legislation.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated. For quarters ending after February 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS. For quarters ended before February 1, 2010, the quarterly results have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).

	Ended Oct-31 2011 IFRS	Ended July-31 2011 IFRS	Ended Apr-30 2011 IFRS	Ended Jan-31 2011 IFRS	Ended Oct-31 2010 IFRS	Ended July-31 2010 IFRS	Ended Apr-30 2010 IFRS	Ended Jan-31 2010 CGAAP
Interest and finance Income	(801)	(708)	(497)	(1,149)	(130)	(919)	(1,023)	(1,334)
Exploration	999,865	783052	174,888	304,872	250,733	242,022	247,278	-
General & administrative	202,442	197,530	70,724	346,144	84,864	111,313	198,954	578,695
Write-off of advances	-	-	-	132,060	-	-	-	-
(Gain)/loss on sale of shares/property	-	-	-	(275,194)	-	-	-	57,956
Other expenses (income)	1,280,855	12,481	8,169	(12,980)	7,503	1,751	(3,254)	(3,033)
Net loss (income)	2,482,361	992,355	253,284	493,753	342,970	354,167	441,955	632,284
Basic & diluted loss per share	0.03	0.01	0.00	0.01	0.00	0.00	0.01	0.01
Weighted average number of shares	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

FINANCIAL PERFORMANCE

For the three months ended October 31, 2011, compared with the three months ended October 31, 2010.

The Company’s net loss for the three months ended October 31, 2011 was $2,482,361 ($0.03 per share), compared to $342,970 ($0.00 per share), for the three months ended October 31, 2010, an increase of $2,139,391. In addition to increases, primarily in the area of exploration and evaluation expenditures, which increased by $749,132, the majority of the increase was in other expenses (income), being primarily the financing costs in connection with the new debt financing. Financing costs including interest amounted to $1,288,699 with no comparable amount in the same period for the prior year. The balance of the increase is in general and administrative expenses ($117,578) and non financing costs included in other expenses (income), a reduction of $16,018.

Having secured debt financing towards the end of the previous quarter, the Company is focused on further advancing the development of the Goldwedge mine, carrying out activities to complete the installation of the ball mill and completing the secondary escape/ventilation raise for the mine. Concurrently, the Company began to increase its employee workforce to meet exploration and administrative needs. The increased workforce and the professional costs incurred in connection with the Hale Capital claim, noted under contingencies, were the primary factors resulting in increased general and administrative expenses.

For the nine months ended October 31 2011, compared with the nine months ended October 31, 2010.

The Company’s net loss for the nine months ended October 31, 2011 was $3,728,000 ($0.04 per share), compared to $1,139,092 ($0.01 per share), for the nine months ended October 31, 2010, an increase of $2,588,908. As with the three months ended October 31, 2011, the increased expenditures were primarily in the area of exploration and evaluation, which increased by $1,217,772 and other expenses (income) which increased by $1,295,571, whereas general and administrative increased by $75,565. The factors contributing to the increased expenditures were consistent with those noted for the three months ended October 31, 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings and the exercise of warrants and its recent financing arrangements with Waterton. The Company’s financial success will be dependent on the economic viability of its mineral exploration properties to the extent that it can establish economic reserves and its ability to secure ongoing financing and the support of its shareholders and creditor

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

As at October 31, 2011, the Company had cash of $335,932. Cash used in operating activities was $2,987,550 for the nine months ended October 31, 2011. During this period, the Company experienced a net increase in non-cash working capital items of $712,061, which was primarily due to decreases in accounts payable and accrued liabilities from the repayment of $276,416, a repayment of amounts due to related parties of $322,038 and an increase in sundry receivables and prepaids of $113,607.

As at October 31, 2011 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2011, the Company had cash of $335,932 compared to $102,038 as at January 31, 2011 and cash to settle current liabilities of $1,369,641 compared to $935,688 as at January 31, 2011. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

As of the date hereof, the Company had drawn down approximately $5.1 million against the Gold Stream Facility. See “Recent Developments”.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe, the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. As noted previously, the Company exercised the option on December 7, 2011. Pursuant to the terms of the option agreement, the Company has requested an accounting of the expenses incurred by the Company to date.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the BLM of approximately $15,000.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

(c) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer. The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former Chief Executive Officer to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement.

Management has undertaken a review of all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Although the Company has obtained financing, the Company does not have sufficient funds on hand to meet its next five year capital requirements, therefore, the Company will continue to seek additional equity or debt financing to generate funds.

As at October 31, 2011 and as of the date hereof, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,554,691 common shares of the Company that would raise $755,469 if exercised in full. During the three and nine months ended October 31, 2011, no common shares were issued and no stock options were granted.

The Company’s liquidity risk with financial instruments is minimal as any excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe, a Canadian held public company as at October 31, 2011, was $72,000. The Company can sell the securities to raise funds to settle its obligations as they arise. The investment is considered an available for sale investment and the Company has recorded other comprehensive income on this investment of $ 20,000, for the nine months ended October 31, 2011.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

RELATED PARTY TRANSACTIONS

Consulting, wages and salaries for the three and nine months ended October 31, 2011 includes a salary of $67,306 and $192,300 respectively (three and nine months ended October 31, 2010 - $nil and $62,494 respectively) paid to the former CEO.

Exploration and evaluation expenditures for the three and nine months ended October 31, 2011 include salary of $21,382 and $45,303 respectively (three and nine months ended October 31, 2010 - $3,280 and $24,600 respectively) paid to an employee who is also a family member of the former CEO.

Compensation for the three and nine months ended October 31, 2011 of $16,172 and $30,598 respectively) (three and nine months ended October 31, 2010 - $nil and $24,136) was paid to the current and former CFO.

During the three and nine months ended October 31, 2011 a corporation related to a director and officer of the Company was paid fees of $nil and $851 respectively (three and nine months ended October 31, 2010 - $1,053 and $3,143 respectively).

These transactions were in the normal course of operations.

Remuneration of Directors and key management personnel of the Company was as follows:

	Nine Months Ended October 31
	2011	2010
Salaries and benefits(1)	$260,911	$105,916

(1)

Salaries and benefits include director fees. The board of directors does not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

As at October 31, 2011, due to related parties balance consists of $22,607 (January 31, 2011-$357,061), owed to the former CEO and $12,416 (January 31, 2011-$nil) owed to Sharpe.

On November 21, 2008, the Company entered into an option and joint venture agreement (the “Option Agreement”) to jointly pursue the exploration and development of the Kentucky Property with Sharpe, a corporation of which a director of the Company is also chief executive officer and a director. The Company agreed to an option to acquire a 50% interest in the coal properties by advancing to the project $2,000,000 prior to December 9, 2009. On September 11, 2009, the Company obtained an extension of the Option Agreement with Sharpe. The extension allowed the Company to incur expenditures of $2,000,000 under the Option Agreement up to December 9, 2011. On December 7, 2011, the Company exercised its option under the Option Agreement. Pursuant to the terms of the Option Agreement, the Company has requested an accounting from Sharpe of the amounts incurred by the Company to date.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at October 31, 2011 and the date hereof, the Company has 83,853,825 common shares outstanding.

As at October 31, 2011 and the date hereof, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,554,691	$0.10	June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 stock options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. The Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is rectifying the notice received from the DMER. The Company believes that no penalty will be assessed.

(c)

On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. At this time, the Company is unable to determine the outcome of the claim or the amount of damages, if any, but intends to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

OFF-BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that may be sold in the future.

CONVERSION TO IFRS

Overview

As stated in the opening paragraph of this document, the Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, using policies consistent with IFRS.

The accounting policies described in Note 2 of the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 and 2010, have been applied in preparing the financial statements for the three and nine months ended October 31,2011 and in preparation of an opening IFRS statement of financial position at February 1, 2010 (the Company’s Transition Date).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

First Time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010:

  To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date are consistent with those made under Canadian GAAP.

Note 2 and Note 19 of the unaudited condensed interim consolidated financial statement for the three months ending April 30, 2011 and 2010 provide the details of the significant policies and changes to the Company’s accounting policies on adoption of IFRS.

Changes to Accounting Policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on January 31, 2012, the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously Canadian GAAP required a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

(b) Decommissioning liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while Canadian GAAP only required the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. As noted, financing of $8,000,000 was obtained during the quarter ended July 31, 2011 and as such, the Goldwedge property was no longer deemed impaired. However, due to the fact that the expenditures on this property do not meet the capitalization criteria, costs relating to this write-down were retained in the Company's accumulated deficit

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Impact on Condensed Interim Consolidated Statements of Financial Position

As at October31,2010
Adjustment to mineral properties	($20,539,719)
Adjustment to accumulated deficit	($20,539,719)

Impact on Condensed Interim Consolidated Statements of Loss

	Three and Nine Months Ended
	October 31, 2010	October 31, 2010

Adjustment to exploration and evaluation expenditures	($250,733)	($740,033)

Adjustment to loss	($250,733)	($740,033)

Impact on Condensed Interim Consolidated Statements of Cash Flows

Nine Months
Ended October
31, 2010

Adjustment to loss	($740,033)
Reversal of write-off of mineral properties	-
Depreciation	$194,251
Mineral resource properties and exploration expenditures	($545,782)

(d) Presentation

Certain amounts on the unaudited condensed interim consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011 and 2010 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2011 and 2010 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2(q) of the unaudited condensed interim consolidated financial statements for the three months ended April 30, 2011 and 2010:

  Impairment of assets
  Useful life of equipment
  Restoration, rehabilitation and environmental obligations

FUTURE ACCOUNTING CHANGES

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). IFRS 9 used a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing he multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPE’s in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (208). The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics during 2011 or early 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published.

  Hedge accounting
  Leases
  Revenue recognition and
  Financial instruments

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which at October 31, 2011, totaled $(3,668,790) (January 31, 2011 - $39,210 and February 1, 2010 - $1,680,055). Included in the balance presented is an accumulated deficit of $41,829,796 as at October 31, 2011 (January 31, 2011 – ($38,101,796) and February 1, 2010-($36,468,951).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended October 31, 2011 and 2010. The Company is not subject to external capital requirements.

The Company has cash balances and interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. The Company’s interest bearing debt is its Gold Stream Facility which bears interest at the rate of 9% per annum.

As at October 31, 2011, the Company had cash of $335,932 (January 31, 2011 - $102,038 and February 1, 2010 - $745,779) to settle current liabilities of $1,369,641 (January 31, 2011 - $935,688 and February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company’s marketable securities are subject to fair value fluctuations. As at October 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the three and nine months ended October 31, 2011 would have been approximately $7,200 higher/lower. Similarly, as at October 31, 2011, reported shareholders’ equity would have been approximately $7,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at October 31, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $4,000.
  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at October 31, 2011, the Company is not a gold or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Government Regulations

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In order for the Company to carry out its mining activities, the Company's exploitation licenses must be kept current. There is no guarantee that the Company's exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Title Risk

The validity of unpatented mining claims on public lands, which constitute most of the Company’s property holdings is often uncertain and may be contested and subject to title defects.

Property Interests

The Company's Goldwedge Project, is the only project that is currently material to the Company. Unless the Company acquires or develops additional material property interests, the Company will be solely dependent upon the Goldwedge Project. There is significant competition for the acquisition of properties producing or capable of producing gold and precious minerals. The Company may be at a competitive disadvantage in acquiring additional mining properties since it must compete with other parties, many of whom have greater financial and technical resources than the Company. As a result, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. If no additional property interests are acquired by the Company, any adverse development affecting the Goldwedge Project could have a material adverse effect on the Company’s financial condition and results of its operations.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal, there can be no assurances that such institutions will not encounter economic difficulties, which may, in turn, had a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, the Company does not have any revenue, there is a risk that the Company will not have sufficient cash resources to meet liabilities as they come due.

Commodity Prices

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world.

Government Regulation

The Company’s mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s exploration, production or development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, if any. There can be no assurance that the Company will be able to obtain these permits in a timely manner.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE CORPORATIONS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the nine months ended October 31, 2011 and 2010.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2011
Discussion Dated December 23, 2011

	Nine months ended
	October 31,
	2011	2010
	$	$
Detail
Advertising and promotion	20,482	38,973
Corporate development	8,004	3,143
Insurance	16,632	19,034
Office and general	3,763	20,557
Professional fees	123,860	84,465
Consulting, wages and salaries	297,249	228,123
Depreciation	706	836

Total	470,696	395,131